UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)1

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

SecureAlert, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

81373R109

(CUSIP Number)

LARS WINDHORST

SAPINDA ASIA LIMITED

Rooms 803-4, 8th Floor

Hang Seng Bank Building

Wanchai, Hong Kong

+852 2877 3700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 14, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81373R109

1	NAME OF REPORTING PERSON SAPINDA ASIA LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,127,853
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,127,853
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,228,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.6%
14	TYPE OF REPORTING PERSON
OO
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CUSIP NO. 81373R109

1	NAME OF REPORTING PERSON LARS WINDHORST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GERMANY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,196
	8	SHARED VOTING POWER 5,127,853
	9	SOLE DISPOSITIVE POWER 100,196
	10	SHARED DISPOSITIVE POWER 5,127,853
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,228,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.6%
14	TYPE OF REPORTING PERSON
IN

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CUSIP NO. 81373R109

The following constitutes Amendment No. 5 to the Schedule 13D filed by the Reporting Persons (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The aggregate cost of the 5,103,853 Shares directly owned by Sapinda Asia is $30,817,740, consisting of:

(i)	3,905,917 Shares from the conversion of a loan with a principal amount of $16,640,000,
(ii)	472,548 Shares from the conversion of a debenture with a principal amount of $2,000,000;
(iii)	155,703 Shares from an assignment of rights for $1,033,000;
(iv)	115,000 Shares for $2,248,250;
(v)	5,661 Shares for $109,257;
(vi)	20,000 Shares for $347,000;
(vii)	15,000 Shares for $262,500;
(viii)	10,000 Shares for $180,000;
(ix)	11,920 Shares for $212,772;
(x)	7,500 Shares for $118,125;
(xi)	5,925 Shares for $93,911;
(xii)	60,000 Shares for $901,200;
(xiii)	32,853 Shares for $458,299;
(xiv)	45,000 Shares for $761,850;
(xv)	7,021 Shares for $131,995;
(xvi)	90,124 Shares for $2,016,615;
(xvii)	22,342 Shares for $345,184;
(xviii)	84,078 Shares for $1,600,000;
(xix)	28,903 Shares for $432,967;
(xx)	29,300 Shares for $452,985;
(xxi)	28,965 Shares for $472,130; and
(xxii)	24,000 Shares for $380,640.

Sapinda Asia has also sold 49,907 Shares for an aggregate consideration of $923,115, such that the aggregate net cost of the 5,127,853 Shares directly owned by Sapinda Asia is $30,275,265.

Except as otherwise provided herein, the source of funds for the purchase of the Shares and securities convertible into or exercisable for Shares reported beneficially owned by Sapinda Asia was the working capital of the purchaser.

The cost of the 100,196 Shares directly owned by Mr. Windhorst is $2,225,000. Such acquisition was to be effected as a single trade of 97,035 Shares, but 64,923 Shares settled on June 14, 2013 for $1,488,684, and the remaining part of the order settled on July 3, 2014, with dividend Shares having been issued in the interim, such that 35,273 shares were delivered for $736,328 (or an effective price of approximately $20.875 per Share). All such Shares were purchased with the personal funds of Mr. Windhorst.

Prior disclosure on Schedule 13D Amendment 3 (the first Schedule 13D amendment as to which Mr. Windhorst and Sapinda Asia had entered into a joint filing agreement) and Schedule 13D Amendments 3 and 4 ought to have reflected 64,923 Shares in Mr. Windhorst’s sole voting and dispositive power and Schedule 13D Amendment 3 ought to have reflected 3,970,840 Shares in Mr. Windhorst’s joint voting and dispositive power. Schedule 13D Amendment 4 ought to have reflected 4,599,091 Shares in Mr. Windhorst’s joint voting and dispositive power. In addition, Schedule A to Schedule 13D Amendment 4 should not have reflected any sale of Shares.

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CUSIP NO. 81373R109

Item 4.	Purpose of the Transactions.

Item 4 is hereby amended to add the following:

The transactions by Sapinda Asia in the Shares enumerated as (iv) through (xxii) above, and the acquisition by Mr. Windhorst disclosed above; together with several sales of Shares, have been made during the period of as part of an overall investment strategy by Sapinda Asia and Mr. Windhorst.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 10,131,629 Shares outstanding, as of February 11, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 filed with the Securities and Exchange Commission on February 11, 2015.

As of the close of business on the date hereof, Sapinda Asia directly owned 5,127,853 Shares, constituting approximately 50.6% of the Shares outstanding.  By virtue of his relationship with Sapinda Asia, its sole shareholder and a director, Mr. Windhorst may be deemed to beneficially own the Shares beneficially owned by Sapinda Asia. In addition, as of the close of business on the date hereof, Mr. Windhorst directly owned 100,196 Shares, or approximately 1.0% of the Shares outstanding.

Amendment No. 3 to the Schedule 13D, filed with the Securities and Exchange Commission on November 5, 2013, erroneously reported the sale of 628,251 Shares at a price of $19.00 per Share on October 29, 2013. No such transaction occurred and Sapinda Asia remains the direct and beneficial owner of the 628,251 Shares referenced in such Amendment No.3. Sapinda Asia was in discussions to sell the 628,251 Shares in a private transaction, but no agreement could be reached and the transaction was not completed.

The transactions by Sapinda Asia in the Shares enumerated as (iv) through (xxii) above, and the acquisition by Mr. Windhorst disclosed above have been made since the filing of Amendment No. 4 to the Schedule 13D. Schedule A to Amendment No. 4 to the Schedule 13D is amended and restated by Schedule A hereto to accurately report the Share holdings of Sapinda Asia and Mr. Windhorst, respectively, as of the date hereof. All such transactions occurred over-the-counter via private transactions, except as otherwise noted.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As described in the Issuer’s Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 filed with the Securities and Exchange Commission on November 11, 2014, on February 1, 2013, the Issuer entered into a revolving loan agreement with Sapinda Asia. Under this arrangement, the Issuer was able to borrow up to $1,200,000 at an interest rate of 3% per annum for unused funds and 10% per annum for borrowed funds. On October 24, 2013, the Issuer drew down the full $1,200,000. The loan initially matured in June 2014. However, the maturity date of the note was extended and now matures in December 2015.

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CUSIP NO. 81373R109

As described in the Issuer’s Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 filed with the Securities and Exchange Commission on November 11, 2014, on November 19, 2013, the Issuer borrowed $1,500,000 from Sapinda Asia. The unsecured note bears interest at a rate of 8% per annum and initially matured on November 18, 2014. However, the maturity date of the note was extended to November 19, 2015.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to renumber Exhibits 99.1 through 99.4 to Amendment No. 3 to the Schedule 13D, filed with the Securities and Exchange Commission on November 5, 2013 as Exhibits 99.11 through 99.14, respectively, and to renumber Exhibit 99.1 to Amendment No. 4 to the Schedule 13D, filed with the Securities and Exchange Commission on November 15, 2013 as Exhibit 99.15 and to include the following exhibits:

99.16	Promissory Note dated November 19, 2013 issued by the Issuer in favor of Sapinda Asia.
99.17	Loan Agreement Amendment No. 1, effective as of June 30, 2014
99.18	Amendment Number One to Promissory Note dated November 19, 2013, executed and delivered July 22, 2014.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2015

SAPINDA ASIA LIMITED

By:	/s/ Lars Windhorst
	Name:	Lars Windhorst
	Title:	Authorized Signatory

/s/ Lars Windhorst
LARS WINDHORST
6

CUSIP NO. 81373R109

SCHEDULE A

Transactions in the Shares Since the Filing by the Reporting Persons of Amendment 4 to Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share	Date of Purchase / Sale

SAPINDA ASIA LIMITED

115,000	$19.55	1/30/2014

5,661	$19.30	2/12/2014

(3,000)	$18.45	3/21/2014

(45,000)	$18.50	3/24/2014

(1,800)	$18.70	4/2/2014

20,000	$17.35	5/23/2014

15,000	$17.50	5/27/2014

10,000	$18.00	5/28/2014

11,920	$17.85	6/23/2014

7,500	$15.75	7/1/2014

5,925	$15.85	7/18/2014

60,000	$15.02	7/28/2014

32,853	$13.95	7/31/2014

45,000	$16.93	8/8/2014

7,021	$18.80	8/19/2014

90,124	$22.376	9/23/2014

22,342	$15.45	9/26/2014

(107)	$15.00	9/30/2014

84,078	$19.02995	10/8/2014

28,903	$14.98	10/10/2014

29,300	$15.45	10/17/2014

28,965	$16.30	10/24/2014

24,000	$15.86	12/18/2014

CUSIP NO. 81373R109

Shares of Common Stock Purchased/(Sold)	Price Per Share	Date of Purchase / Sale

LARS WINDHORST

64,923	$22.93	6/14/13

35,273	$20.874	7/3/2014